A s   f i l e d   w i t h   t h e   S e c u r i t i e s   a n d   E x c h a n g e   C o m m i s s i o n   o n   J u n e   1 4 ,   2 0 0 5

File No. 005-20011

     SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4 to
Rule 13e-3 Transaction Statement
(Under Section 13(e) of the Securities Exchange Act of 1934)

Chefs International, Inc.
(Name of the Issuer)

Lombardi Restaurant Group, Inc.
Anthony M. Lombardi
Joseph S. Lombardi
Michael F. Lombardi
Robert M. Lombardi
Stephen F. Lombardi
Lombardi & Lombardi, P.A.
Lombardi & Lombardi, P.A.
Defined Benefit
Pension Plan
Lee Maschler
Matthew Maschler
Chefs International, Inc.
(Name of Person(s) Filing Statement

Common Stock, $ .01 Par Value
(Title of Class of Securities)

163082-6-05
(CUSIP Number of Class of Securities)

Robert M. Lombardi, President
Chefs International, Inc.
62 Broadway
Point Pleasant Beach, NJ 08742
(732) 295-0350
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on
Behalf of the Person (s) filing Statement)

With a Copy To:
Roger A. Tolins, Esq.
Tolins & Lowenfels, A Professional Corporation
747 Third Avenue
New York, New York 10017
(212) 421-1965

This statement is filed in connection with:

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (§240. 14a-1 through 240.14b -2), Regulation 14C (§240.14c -1 through 240.14c -101) or Rule 13e-3(c) (§240.13e -3 (c)) under the Securities Exchange Act of 1934 (“the Act”).

b. [   ] The filing of a registration statement under the Securities Act of 1933.

c. [   ] A tender offer

d. [   ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee
Transaction Valuation	Amount of Filing Fee
$4,120,040*	$484.93

* The fee was determined by multiplying the Transaction Valuation (the number of shares of the Issuer’s Common Stock held by existing stockholders whose shares were canceled in the merger transaction multiplied by the $3.12 per share cash payment to be made in cancellation of each such share) by the applicable filing fee calculation rate of $117.70 per $1,000,000 Transaction Valuation.

[   ] Check the box if any part of the fee is offset as provided by §240.0 -11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________________

Form or Registration No.: _______________________

Filing Party: _________________________________

Date Filed: __________________________________

THIS AMENDMENT NO. 4 TO THE RULE 13e-3 TRANSACTION STATEMENT INCORPORATES BY REFERENCE HEREIN TO THE EXTENT SET FORTH IN THE FOLLOWING ITEMS, THE MATERIAL CONTAINED IN THE PROXY STATEMENT PREVIOUSLY FILED IN CONJUNCTION HEREWITH.

EXPLANATORY NOTE

This Amendment No. 4 to the Schedule 13E-3 Transaction Statement relates to the Agreement and Plan of Merger dated as of December 22, 2004 (the “Merger Agreement”) by and between Chefs International, Inc., a Delaware corporation (the “Company”) and Lombardi Restaurant Group, Inc. a Delaware corporation (“Acquisition Co.”), pursuant to which Acquisition Co. was merged into the Company on June 3, 2005 with the Company being the surviving corporation. Pursuant to the terms of the Merger Agreement, each share of the Company’s Common Stock that was issued and outstanding immediately prior to the Effective Time of the Merger, other than shares owned by the stockholders of Acquisition Co. or by stockholders who properly exercised their dissenters’ rights, has been canceled and converted into the right to receive a cash payment of $3.12 per share without interest.

The terms and conditions of the Merger Agreement are described in the Company’s Proxy Statement (the “Proxy Statement”) (File No. 001-08513) filed with the Securities and Exchange Commission concurrently with the filing of Amendment No. 3 to the Schedule 13E-3 Transaction Statement. A copy of the Proxy Statement was filed with Amendment No. 3 to the

Schedule 13E-3 Transaction Statement as Exhibit One. A copy of the Merger Agreement was attached as Appendix A to the Proxy Statement.

CHEFS INTERNATIONAL, INC.
AND THE FILING PARTIES
AMENDMENT NO. 4
TO
SCHEDULE 13E-3
TRANSACTION STATEMENT

Item 16. Exhibits

           (a) (i) Notice and Proxy Statement (Previously filed) including

                       Appendix A – Agreement and Plan of Merger Between Lombardi Restaurant Group, Inc. and Chefs International, Inc. (Previously filed)

                       Appendix B – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (Financial Advisor to the Special Committee). (Previously filed)

                       Appendix C – Section 262 of the Delaware General Corporation Law regarding dissenters’ rights of appraisal. (Previously filed)

           (a) (ii) Letter of Transmittal to Stockholders (Previously filed).

           (b) Loan Agreement –

(i)	$579,000 Promissory Note dated May 25, 2005 between Enterprise Bank and Michael F. Lombardi.

(ii)	$176,000 Promissory Note dated May 25, 2005 between Enterprise Bank and Anthony M. Lombardi

(iii)	$1,497,000 Promissory Note dated May 25, 2005 between Enterprise Bank and Robert M. Lombardi

(iv)	$947,000 Promissory Note dated May 25, 2005 between Enterprise Bank and Joseph S. Lombardi

(v)	$356,000 Promissory Note dated May 25, 2005 between Enterprise Bank and Stephen F. Lombardi

           (c) Opinion – See the opinion of Houlihan Lokey included as Appendix B to the Proxy Statement

           (d) Contribution Agreement dated as of December 17, 2004 among the Continuing Stockholders. (Previously filed)

           (e) Not applicable

           (f) Incorporated herein by reference is the information contained in the Proxy Statement under the caption “Dissenters’ Rights of Appraisal” and Appendix C to the Proxy Statement containing Section 262 of the Delaware General Corporation Law. (Previously filed)

           (g) Not applicable

           (h) Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chefs International, Inc.

By	s/ Robert M. Lombardi

Robert M. Lombardi, President
June 10, 2005

Lombardi Restaurant Group, Inc.

By	s/ Robert M. Lombardi

Robert M. Lombardi, Chairman
June 10, 2005

s/ Anthony M. Lombardi

Anthony M. Lombardi
June 10, 2005

s/ Joseph S. Lombardi

Joseph S. Lombardi
June 10, 2005

s/ Michael F. Lombardi

Michael F. Lombardi
June 10, 2005

s/ Robert M. Lombardi

Robert M. Lombardi
June 10, 2005

s/ Stephen F. Lombardi

Stephen F. Lombardi
June 10, 2005

s/ Lee Maschler

Lee Maschler
June 10, 2005

s/ Matthew Maschler

Matthew Maschler
June 10, 2005

Lombardi & Lombardi, P.A.

By	s/ Michael F. Lombardi

Michael F. Lombardi
(Duly Authorized)
June 10, 2005

Lombardi & Lombardi, P.A.
Defined Benefit Pension Plan

By	s/ Michael F. Lombardi

Michael F. Lombardi
(Duly Authorized)
June 10, 2005

NOTE

$579,000.00	Warren, New Jersey
May 25, 2005

          1. FOR VALUE RECEIVED, MICHAEL F. LOMBARDI (the "Borrower"), promises to pay to the order of ENTERPRISE BANK, a banking association organized and existing under and by virtue of the laws of the State of New Jersey (the "Bank"), on demand, the principal sum of Five Hundred Seventy-Nine Thousand and no/100 Dollars ($579,000.00) . Interest shall be paid on the unpaid principal at the rate fluctuating rate of interest equal to the "Base Rate" plus one (1.0%) percent per annum, until the Borrower's Obligations with respect to the payment of the principal sum shall be discharged in full. The “Base Rate” means the fluctuating rate announced from time to time by the Bank as its prime rate, prime lending rate or base rate. Each change in the Base Rate will effect a change in the interest rate as of the date of such change in the Base Rate. The Base Rate is used by the Bank as a means of pricing some loans to its customers; it is not tied to any external rate of interest or index nor does it necessarily reflect the lowest rate of interest actually charged by Bank to any particular class or category of customers of Bank. The interest rate on this Note will change effective on the day of any change in the Base Rate. All payments on this Note shall be applied first to the payment of interest, with any balance to the payment and reduction of principal, except that following the occurrence of an Event of Default the Bank may apply payments to principal and interest as it deems appropriate, in its sole discretion. Interest will be calculated based on the actual numbers of days elapsed over a 360 day year.

          2. This Note shall be payable in the following manner:

                    (a) Commencing on June 1, 2005, and continuing on the first day of each month thereafter until maturity, interest shall be due and payable monthly, as billed.

                    (b) The entire balance of principal and all accrued but previously unpaid interest shall be paid in full on demand by the Bank but in any event no later than May 25, 2007

          3. This Note is one of the notes referred to in the mortgage of even date herewith from Moore’s Realty Associates, L.L.C. and the mortgage of even date herewith from RMJ Development, L.L.C. to the Bank (collectively the “Mortgages”) and is entitled to the benefits and is subject to the limitations and restrictions thereof. The Obligations of the Mortgages and the other Loan Documents are incorporated in this Note by reference as if set forth herein length. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Mortgages unless the context clearly requires otherwise.

          4. Upon an Event of Default under the Mortgages or any of the other Loan Documents, or upon the failure to pay principal and interest in the manner set forth in Paragraph 2 of this Note within ten (10) days of the date such payment was due, this Note shall be default, and the principal of and interest on this Note shall become payable at the time, in the manner, and with the effect provided in the Mortgages and the other Loan Documents. In addition, the Bank shall have, upon the occurrence of an Event of Default, all remedies provided for in the Mortgages and the other Loan Documents.

          5. The Borrower hereby agrees that if default is made in the payment of any of the Obligations when due, pursuant to the terms hereof, the Bank shall be entitled to receive interest on the entire unpaid principal sum at the rate set forth in paragraph 1 above, plus five percent (5%) per annum, to be computed from the due date and until the actual receipt and collection of the entire indebtedness. This charge shall be added to and shall be deemed secured by the Mortgages. The within clause, however, shall not be construed as an agreement or privilege to extend the Mortgages, nor as a waiver of any other right or remedy accruing to the Bank by reason of any such default.

          6. In the event any payment of any Obligation provided for herein except the payment due on maturity shall be made more than 15 days after the due date thereof, a "late charge" of five cents ($.05) for each one dollar ($1.00) [five percent (5%)] of such payment shall become immediately due to the Bank, payable not later than the due date of the next payment and shall be secured by the appropriate Loan Documents. This charge shall be reduced to comply and be in accordance with the maximum rate allowed by law to be charged by Bank for each payment, if it exceeds such rate at any time.

          7. This Note may be prepaid, in whole or in part, and without premium or penalty, at any time upon prior written notice to the Bank, which notice shall be irrevocable. Except as stated in the Mortgages, any partial prepayment shall be applied against installments of principal in the inverse order of their maturities; provided, however, that in the event that at said time the Borrower is in default under the Mortgages or the other Loan Documents, such option may be exercised only to prepay the Loan in whole. Such prepayments, however, shall not alter or suspend any Obligations of the Borrower under the terms of the Loan Documents, except to the extent that such prepayments result in a credit against payments due and owing as provided herein, and the Borrower shall continue to perform and be responsible for the performance of all terms and conditions thereof.

          8. Payment of the principal of and interest on this Note is secured by a lien upon the Premises pursuant to the Mortgages and is guaranteed by the Guarantor pursuant to the Guaranty.

          9. The Borrower and all other parties who at any time may be liable hereon in any capacity, jointly and severally, waive presentment, demand for payment, protest, notice of protest and notice of dishonor of this Note and authorize the Bank, without notice, to grant extensions in the time of payment of any money owing on this Note.

          10. If this Note is placed in the hands of any attorney for collection, by suit or otherwise, or to enforce its collection, or to protect the security for its payment, the Borrower immediately and without demand will pay all costs of collection and litigation including all reasonable attorney's fees.

          11. Borrower shall establish and maintain a demand deposit account at the Bank from which interest will be debited monthly by the Bank. To the extent funds are sufficient in said account, each payment to be made by Borrower under this Note shall be made by direct debit to such account, and Maker hereby authorizes Bank to so debit such account. In the event that funds in such account are insufficient to make a payment or if the Bank elects not to debit said account for payments under the Note and so informs Maker, principal and interest on this Note are payable by check, subject to collection, or in any coin or currency of the United States of America which, at the time of payment, is legal tender for the payment of public and private debts, at the offices of Enterprise Bank, 490 Boulevard, Kenilworth, New Jersey 07033, or to such other place as the holder of this Note directs.

          12. Notwithstanding any provision contained herein to the contrary, no rate of interest shall be charged which would constitute usury and, in the event such rate is charged, the Borrower shall not be obligated to pay such rate, but instead the interest rate shall be reduced to the maximum amount allowed by law.

          13. The Borrower hereby covenants to be bound by and shall comply with all the Obligations of the Mortgages and the other Loan Documents, all of which shall be construed as one instrument.

          14. The Borrower acknowledges that this Note was executed and is enforceable in the State of New Jersey. The Borrower expressly agrees that this Note and all the terms hereof shall be governed by and construed in accordance with the laws of the State of New Jersey.

          15. The Borrower hereby waives trial by jury in any action or proceeding arising out of or relating in any way to this Note.

          IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered on the date first above written.

WITNESS:

s/ Scott A. Telson	s/ Michael F. Lombardi

Scott A. Telson	MICHAEL F. LOMBARDI

NOTE

$176,000.00	Warren, New Jersey
May 25, 2005

          1. FOR VALUE RECEIVED, ANTHONY M. LOMBARDI (the "Borrower"), promises to pay to the order of ENTERPRISE BANK, a banking association organized and existing under and by virtue of the laws of the State of New Jersey (the "Bank"), on demand, the principal sum of One Hundred Seventy-Six Thousand and no/100 Dollars ($176,000.00) Interest shall be paid on the unpaid principal at the rate fluctuating rate of interest equal to the "Base Rate" plus one (1.0%) percent per annum, until the Borrower's Obligations with respect to the payment of the principal sum shall be discharged in full. The “Base Rate” means the fluctuating rate announced from time to time by the Bank as its prime rate, prime lending rate or base rate. Each change in the Base Rate will effect a change in the interest rate as of the date of such change in the Base Rate. The Base Rate is used by the Bank as a means of pricing some loans to its customers; it is not tied to any external rate of interest or index nor does it necessarily reflect the lowest rate of interest actually charged by Bank to any particular class or category of customers of Bank. The interest rate on this Note will change effective on the day of any change in the Base Rate. All payments on this Note shall be applied first to the payment of interest, with any balance to the payment and reduction of principal, except that following the occurrence of an Event of Default the Bank may apply payments to principal and interest as it deems appropriate, in its sole discretion. Interest will be calculated based on the actual numbers of days elapsed over a 360 day year.

          2. This Note shall be payable in the following manner:

                    (a) Commencing on June 1, 2005, and continuing on the first day of each month thereafter until maturity, interest shall be due and payable monthly, as billed.

                    (b) The entire balance of principal and all accrued but previously unpaid interest shall be paid in full on demand by the Bank but in any event no later than May 25, 2007.

          3. This Note is one of the notes referred to in the mortgage of even date herewith from Moore’s Realty Associates, L.L.C. and the mortgage of even date herewith from RMJ Development, L.L.C. to the Bank (collectively the “Mortgages”) and is entitled to the benefits and is subject to the limitations and restrictions thereof. The Obligations of the Mortgages and the other Loan Documents are incorporated in this Note by reference as if set forth herein at length. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Mortgages unless the context clearly requires otherwise.

          4. Upon an Event of Default under the Mortgages or any of the other Loan Documents, or upon the failure to pay principal and interest in the manner set forth in Paragraph 2 of this Note within ten (10) days of the date such payment was due, this Note shall be in default, and the principal of and interest on this Note shall become payable at the time, in the manner, and with the effect provided in the Mortgages and the other Loan Documents. In addition, the Bank shall have, upon the occurrence of an Event of Default, all remedies provided for in the Mortgages and the other Loan Documents.

          5. The Borrower hereby agrees that if default is made in the payment of any of the Obligations when due, pursuant to the terms hereof, the Bank shall be entitled to receive interest on the entire unpaid principal sum at the rate set forth in paragraph 1 above, plus five percent (5%) per annum, to be computed from the due date and until the actual receipt and collection of the entire indebtedness. This charge shall be added to and shall be deemed secured by the Mortgages. The within clause, however, shall not be construed as an agreement or privilege to extend the Mortgages, nor as a waiver of any other right or remedy accruing to the Bank by reason of any such default.

          6. In the event any payment of any Obligation provided for herein except the payment due on maturity shall be made more than 15 days after the due date thereof, a "late charge" of five cents ($.05) for each one dollar ($1.00) [five percent (5%)] of such payment shall become immediately due to the Bank, payable not later than the due date of the next payment and shall be secured by the appropriate Loan Documents. This charge shall be reduced to comply and be in accordance with the maximum rate allowed by law to be charged by Bank for each payment, if it exceeds such rate at any time.

          7. This Note may be prepaid, in whole or in part, and without premium or penalty, at any time upon prior written notice to the Bank, which notice shall be irrevocable. Except as stated in the Mortgages, any partial prepayment shall be applied against installments of principal in the inverse order of their maturities; provided, however, that in the event that at said time the Borrower is in default under the Mortgages or the other Loan Documents, such option may be exercised only to prepay the Loan in whole. Such prepayments, however, shall not alter or suspend any Obligations of the Borrower under the terms of the Loan Documents, except to the extent that such prepayments result in a credit against payments due and owing as provided herein, and the Borrower shall continue to perform and be responsible for the performance of all terms and conditions thereof.

          8. Payment of the principal of and interest on this Note is secured by a lien upon the Premises pursuant to the Mortgages and is guaranteed by the Guarantor pursuant to the Guaranty.

          9. The Borrower and all other parties who at any time may be liable hereon in any capacity, jointly and severally, waive presentment, demand for payment, protest, notice of protest and notice of dishonor of this Note and authorize the Bank, without notice, to grant extensions in the time of payment of any money owing on this Note.

          10. If this Note is placed in the hands of any attorney for collection, by suit or otherwise, or to enforce its collection, or to protect the security for its payment, the Borrower immediately and without demand will pay all costs of collection and litigation including all reasonable attorney's fees.

          11. Borrower shall establish and maintain a demand deposit account at the Bank from which interest will be debited monthly by the Bank. To the extent funds are sufficient in said account, each payment to be made by Borrower under this Note shall be made by direct debit to such account, and Maker hereby authorizes Bank to so debit such account. In the event that funds in such account are insufficient to make a payment or if the Bank elects not to debit said account for payments under the Note and so informs Maker, principal and interest on this Note are payable by check, subject to collection, or in any coin or currency of the United States of America which, at the time of payment, is legal tender for the payment of public and private debts, at the offices of Enterprise Bank, 490 Boulevard, Kenilworth, New Jersey 07033, or to such other place as the holder of this Note directs.

          12. Notwithstanding any provision contained herein to the contrary, no rate of interest shall be charged which would constitute usury and, in the event such rate is charged, the Borrower shall not be obligated to pay such rate, but instead the interest rate shall be reduced to the maximum amount allowed by law.

          13. The Borrower hereby covenants to be bound by and shall comply with all the Obligations of the Mortgages and the other Loan Documents, all of which shall be construed as one instrument.

          14. The Borrower acknowledges that this Note was executed and is enforceable in the State of New Jersey. The Borrower expressly agrees that this Note and all the terms hereof shall be governed by and construed in accordance with the laws of the State of New Jersey.

          15. The Borrower hereby waives trial by jury in any action or proceeding arising out of or relating in any way to this Note.

          IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered on the date first above written.

WITNESS:

s/ Scott A. Telson	s/ Anthony M. Lombardi

Scott A. Telson	ANTHONY M. LOMBARDI

NOTE

$1,497,000.00	Warren, New Jersey
May 25, 2005

          1. FOR VALUE RECEIVED, ROBERT M. LOMBARDI (the "Borrower"), promises to pay to the order of ENTERPRISE BANK, a banking association organized and existing under and by virtue of the laws of the State of New Jersey (the "Bank"), on demand, the principal sum of One Million Four Hundred Ninety-Seven Thousand and no/100 Dollars ($1,497,000.00) . Interest shall be paid on the unpaid principal at the rate fluctuating rate of interest equal to the "Base Rate" plus one (1.0%) percent per annum, until the Borrower's Obligations with respect to the payment of the principal sum shall be discharged in full. The “Base Rate” means the fluctuating rate announced from time to time by the Bank as its prime rate, prime lending rate or base rate. Each change in the Base Rate will effect a change in the interest rate as of the date of such change in the Base Rate. The Base Rate is used by the Bank as a means of pricing some loans to its customers; it is not tied to any external rate of interest or index nor does it necessarily reflect the lowest rate of interest actually charged by Bank to any particular class or category of customers of Bank. The interest rate on this Note will change effective on the day of any change in the Base Rate. All payments on this Note shall be applied first to the payment of interest, with any balance to the payment and reduction of principal, except that following the occurrence of an Event of Default the Bank may apply payments to principal and interest as it deems appropriate, in its sole discretion. Interest will be calculated based on the actual numbers of days elapsed over a 360 day year.

          2. This Note shall be payable in the following manner:

                    (a) Commencing on June 1, 2005, and continuing on the first day of each month thereafter until maturity, interest shall be due and payable monthly, as billed.

                    (b) The entire balance of principal and all accrued but previously unpaid interest shall be paid in full on demand by the Bank but in any event no later than May 25, 2007.

          3. This Note is one of the notes referred to in the mortgage of even date herewith from Moore’s Realty Associates, L.L.C. and the mortgage of even date herewith from RMJ Development, L.L.C. to the Bank (collectively the “Mortgages”) and is entitled to the benefits and is subject to the limitations and restrictions thereof. The Obligations of the Mortgages and the other Loan Documents are incorporated in this Note by reference as if set forth herein at length. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Mortgages unless the context clearly requires otherwise.

          4. Upon an Event of Default under the Mortgage or any of the other Loan Documents, or upon the failure to pay principal and interest in the manner set forth in Paragraph 2 of this Note within ten (10) days of the date such payment was due, this Note shall be in default, and the principal of and interest on this Note shall become payable at the time, in the manner, and with the effect provided in the Mortgage and the other Loan Documents. In addition, the Lender shall have, upon the occurrence of an Event of Default, all remedies provided for in the Mortgage and the other Loan Documents.

          5. The Borrower hereby agrees that if default is made in the payment of any of the Obligations when due, pursuant to the terms hereof, the Lender shall be entitled to receive interest on the entire unpaid principal sum at the rate set forth in paragraph 1 above, plus five percent (5%) per annum, to be computed from the due date and until the actual receipt and collection of the entire indebtedness. This charge shall be added to and shall be deemed secured by the Mortgage. The within clause, however, shall not be construed as an agreement or privilege to extend the Mortgage, nor as a waiver of any other right or remedy accruing to the Lender by reason of any such default.

          6. In the event any payment of any Obligation provided for herein except the payment due on maturity shall be made more than 15 days after the due date thereof, a "late charge" of five cents ($.05) for each one dollar ($1.00) [five percent (5%)] of such payment shall become immediately due to the Lender, payable not later than the due date of the next payment and shall be secured by the appropriate Loan Documents. This charge shall be reduced to comply and be in accordance with the maximum rate allowed by law to be charged by Lender for each payment, if it exceeds such rate at any time.

          7. This Note may be prepaid, in whole or in part, and without premium or penalty, at any time upon prior written notice to the Bank, which notice shall be irrevocable. Except as stated in the Mortgage, any partial prepayment shall be applied against installments of principal in the inverse order of their maturities; provided, however, that in the event that at said time the Borrower is in default under the Mortgage or the other Loan Documents, such option may be exercised only to prepay the Loan in whole. Such prepayments, however, shall not alter or suspend any Obligations of the Borrower under the terms of the Loan Documents, except to the extent that such prepayments result in a credit against payments due and owing as provided herein, and the Borrower shall continue to perform and be responsible for the performance of all terms and conditions thereof.

          8. Payment of the principal of and interest on this Note is secured by a lien upon the Premises pursuant to the Mortgage and is guaranteed by the Guarantor pursuant to the Guaranty.

          9. The Borrower and all other parties who at any time may be liable hereon in any capacity, jointly and severally, waive presentment, demand for payment, protest, notice of protest and notice of dishonor of this Note and authorize the Lender, without notice, to grant extensions in the time of payment of any money owing on this Note.

          10. If this Note is placed in the hands of any attorney for collection, by suit or otherwise, or to enforce its collection, or to protect the security for its payment, the Borrower immediately and without demand will pay all costs of collection and litigation including all reasonable attorney's fees.

          11. Borrower shall establish and maintain a demand deposit account at the Bank from which interest will be debited monthly by the Bank. To the extent funds are sufficient in said account, each payment to be made by Borrower under this Note shall be made by direct debit to such account, and Maker hereby authorizes Bank to so debit such account. In the event that funds in such account are insufficient to make a payment or if the Bank elects not to debit said account for payments under the Note and so informs Maker, principal and interest on this Note are payable by check, subject to collection, or in any coin or currency of the United States of America which, at the time of payment, is legal tender for the payment of public and private debts, at the offices of Enterprise Bank, 490 Boulevard, Kenilworth, New Jersey 07033, or to such other place as the holder of this Note directs.

          12. Notwithstanding any provision contained herein to the contrary, no rate of interest shall be charged which would constitute usury and, in the event such rate is charged, the Borrower shall not be obligated to pay such rate, but instead the interest rate shall be reduced to the maximum amount allowed by law.

          13. The Borrower hereby covenants to be bound by and shall comply with all the Obligations of the Mortgage and the other Loan Documents, all of which shall be construed as one instrument.

          14. The Borrower acknowledges that this Note was executed and is enforceable in the State of New Jersey. The Borrower expressly agrees that this Note and all the terms hereof shall be governed by and construed in accordance with the laws of the State of New Jersey.

          15. The Borrower hereby waives trial by jury in any action or proceeding arising out of or relating in any way to this Note.

          IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered on the date first above written.

WITNESS:

s/ Scott A. Telson	s/ Robert M. Lombardi

Scott A. Telson	ROBERT M. LOMBARDI

NOTE

$947,000.00	Warren, New Jersey
May 25, 2005

          1. FOR VALUE RECEIVED, JOSEPH S. LOMBARDI (the "Borrower"), promises to pay to the order of ENTERPRISE BANK, a banking association organized and existing under and by virtue of the laws of the State of New Jersey (the "Bank"), on demand, the principal sum of Nine Hundred Forty-Seven Thousand and no/100 Dollars ($947,000.00) . Interest shall be paid on the unpaid principal at the rate fluctuating rate of interest equal to the "Base Rate" plus one (1.0%) percent per annum, until the Borrower's Obligations with respect to the payment of the principal sum shall be discharged in full. The “Base Rate” means the fluctuating rate announced from time to time by the Bank as its prime rate, prime lending rate or base rate. Each change in the Base Rate will effect a change in the interest rate as of the date of such change in the Base Rate. The Base Rate is used by the Bank as a means of pricing some loans to its customers; it is not tied to any external rate of interest or index nor does it necessarily reflect the lowest rate of interest actually charged by Bank to any particular class or category of customers of Bank. The interest rate on this Note will change effective on the day of any change in the Base Rate. All payments on this Note shall be applied first to the payment of interest, with any balance to the payment and reduction of principal, except that following the occurrence of an Event of Default the Bank may apply payments to principal and interest as it deems appropriate, in its sole discretion. Interest will be calculated based on the actual numbers of days elapsed over a 360 day year.

          2. This Note shall be payable in the following manner:

                    (a) Commencing on June 1, 2005, and continuing on the first day of each month thereafter until maturity, interest shall be due and payable monthly, as billed.

                    (b) The entire balance of principal and all accrued but previously unpaid interest shall be paid in full on demand by the Bank but in any event no later than May 25, 2007.

          3. This Note is one of the notes referred to in the mortgage of even date herewith from Moore’s Realty Associates, L.L.C. and the mortgage of even date herewith from RMJ Development, L.L.C. to the Bank (collectively the “Mortgages”) and is entitled to the benefits and is subject to the limitations and restrictions thereof. The Obligations of the Mortgages and the other Loan Documents are incorporated in this Note by reference as if set forth herein at length. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Mortgages unless the context clearly requires otherwise.

          4. Upon an Event of Default under the Mortgages or any of the other Loan Documents, or upon the failure to pay principal and interest in the manner set forth in Paragraph 2 of this Note within ten (10) days of the date such payment was due, this Note shall be in default, and the principal of and interest on this Note shall become payable at the time, in the manner, and with the effect provided in the Mortgages and the other Loan Documents. In addition, the Bank shall have, upon the occurrence of an Event of Default, all remedies provided for in the Mortgages and the other Loan Documents.

          5. The Borrower hereby agrees that if default is made in the payment of any of the Obligations when due, pursuant to the terms hereof, the Bank shall be entitled to receive interest on the entire unpaid principal sum at the rate set forth in paragraph 1 above, plus five percent (5%) per annum, to be computed from the due date and until the actual receipt and collection of the entire indebtedness. This charge shall be added to and shall be deemed secured by the Mortgages. The within clause, however, shall not be construed as an agreement or privilege to extend the Mortgages, nor as a waiver of any other right or remedy accruing to the Bank by reason of any such default.

          6. In the event any payment of any Obligation provided for herein except the payment due on maturity shall be made more than 15 days after the due date thereof, a "late charge" of five cents ($.05) for each one dollar ($1.00) [five percent (5%)] of such payment shall become immediately due to the Bank, payable not later than the due date of the next payment and shall be secured by the appropriate Loan Documents. This charge shall be reduced to comply and be in accordance with the maximum rate allowed by law to be charged by Bank for each payment, if it exceeds such rate at any time.

          7. This Note may be prepaid, in whole or in part, and without premium or penalty, at any time upon prior written notice to the Bank, which notice shall be irrevocable. Except as stated in the Mortgages, any partial prepayment shall be applied against installments of principal in the inverse order of their maturities; provided, however, that in the event that at said time the Borrower is in default under the Mortgages or the other Loan Documents, such option may be exercised only to prepay the Loan in whole. Such prepayments, however, shall not alter or suspend any Obligations of the Borrower under the terms of the Loan Documents, except to the extent that such prepayments result in a credit against payments due and owing as provided herein, and the Borrower shall continue to perform and be responsible for the performance of all terms and conditions thereof.

          8. Payment of the principal of and interest on this Note is secured by a lien upon the Premises pursuant to the Mortgages and is guaranteed by the Guarantor pursuant to the Guaranty.

          9. The Borrower and all other parties who at any time may be liable hereon in any capacity, jointly and severally, waive presentment, demand for payment, protest, notice of protest and notice of dishonor of this Note and authorize the Bank, without notice, to grant extensions in the time of payment of any money owing on this Note.

          10. If this Note is placed in the hands of any attorney for collection, by suit or otherwise, or to enforce its collection, or to protect the security for its payment, the Borrower immediately and without demand will pay all costs of collection and litigation including all reasonable attorney's fees.

          11. Borrower shall establish and maintain a demand deposit account at the Bank from which interest will be debited monthly by the Bank. To the extent funds are sufficient in said account, each payment to be made by Borrower under this Note shall be made by direct debit to such account, and Maker hereby authorizes Bank to so debit such account. In the event that funds in such account are insufficient to make a payment or if the Bank elects not to debit said account for payments under the Note and so informs Maker, principal and interest on this Note are payable by check, subject to collection, or in any coin or currency of the United States of America which, at the time of payment, is legal tender for the payment of public and private debts, at the offices of Enterprise Bank, 490 Boulevard, Kenilworth, New Jersey 07033, or to such other place as the holder of this Note directs.

          12. Notwithstanding any provision contained herein to the contrary, no rate of interest shall be charged which would constitute usury and, in the event such rate is charged, the Borrower shall not be obligated to pay such rate, but instead the interest rate shall be reduced to the maximum amount allowed by law.

          13. The Borrower hereby covenants to be bound by and shall comply with all the Obligations of the Mortgages and the other Loan Documents, all of which shall be construed as one instrument.

          14. The Borrower acknowledges that this Note was executed and is enforceable in the State of New Jersey. The Borrower expressly agrees that this Note and all the terms hereof shall be governed by and construed in accordance with the laws of the State of New Jersey.

          15. The Borrower hereby waives trial by jury in any action or proceeding arising out of or relating in any way to this Note.

          IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered on the date first above written.

WITNESS:

s/ Scott A. Telson	s/ Joseph S. Lombardi

Scott A. Telson	JOSEPH S. LOMBARDI

NOTE

$356,000.00	Warren, New Jersey
May 25, 2005

          1. FOR VALUE RECEIVED, STEPHEN F. LOMBARDI (the "Borrower"), promises to pay to the order of ENTERPRISE BANK, a banking association organized and existing under and by virtue of the laws of the State of New Jersey (the "Bank"), on demand, the principal sum of Three Hundred Fifty-Six Thousand and no/100 Dollars ($356,000.00) . Interest shall be paid on the unpaid principal at the rate fluctuating rate of interest equal to the "Base Rate" plus one (1.0%) percent per annum, until the Borrower's Obligations with respect to the payment of the principal sum shall be discharged in full. The “Base Rate” means the fluctuating rate announced from time to time by the Bank as its prime rate, prime lending rate or base rate. Each change in the Base Rate will effect a change in the interest rate as of the date of such change in the Base Rate. The Base Rate is used by the Bank as a means of pricing some loans to its customers; it is not tied to any external rate of interest or index nor does it necessarily reflect the lowest rate of interest actually charged by Bank to any particular class or category of customers of Bank. The interest rate on this Note will change effective on the day of any change in the Base Rate. All payments on this Note shall be applied first to the payment of interest, with any balance to the payment and reduction of principal, except that following the occurrence of an Event of Default the Bank may apply payments to principal and interest as it deems appropriate, in its sole discretion. Interest will be calculated based on the actual numbers of days elapsed over a 360 day year.

          2. This Note shall be payable in the following manner:

                    (a) Commencing on June 1, 2005, and continuing on the first day of each month thereafter until maturity, interest shall be due and payable monthly, as billed.

                    (b) The entire balance of principal and all accrued but previously unpaid interest shall be paid in full on demand by the Bank but in any event no later than May 25, 2007.

          3. This Note is one of the notes referred to in the mortgage of even date herewith from Moore’s Realty Associates, L.L.C. and the mortgage of even date herewith from RMJ Development, L.L.C. to the Bank (collectively the “Mortgages”) and is entitled to the benefits and is subject to the limitations and restrictions thereof. The Obligations of the Mortgages and the other Loan Documents are incorporated in this Note by reference as if set forth herein at length. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Mortgages unless the context clearly requires otherwise.

          4. Upon an Event of Default under the Mortgages or any of the other Loan Documents, or upon the failure to pay principal and interest in the manner set forth in Paragraph 2 of this Note within ten (10) days of the date such payment was due, this Note shall be in default, and the principal of and interest on this Note shall become payable at the time, in the manner, and with the effect provided in the Mortgages and the other Loan Documents. In addition, the Bank shall have, upon the occurrence of an Event of Default, all remedies provided for in the Mortgages and the other Loan Documents.

          5. The Borrower hereby agrees that if default is made in the payment of any of the Obligations when due, pursuant to the terms hereof, the Bank shall be entitled to receive interest on the entire unpaid principal sum at the rate set forth in paragraph 1 above, plus five percent (5%) per annum, to be computed from the due date and until the actual receipt and collection of the entire indebtedness. This charge shall be added to and shall be deemed secured by the Mortgages. The within clause, however, shall not be construed as an agreement or privilege to extend the Mortgages, nor as a waiver of any other right or remedy accruing to the Bank by reason of any such default.

          6. In the event any payment of any Obligation provided for herein except the payment due on maturity shall be made more than 15 days after the due date thereof, a "late charge" of five cents ($.05) for each one dollar ($1.00) [five percent (5%)] of such payment shall become immediately due to the Bank, payable not later than the due date of the next payment and shall be secured by the appropriate Loan Documents. This charge shall be reduced to comply and be in accordance with the maximum rate allowed by law to be charged by Bank for each payment, if it exceeds such rate at any time.

          7. This Note may be prepaid, in whole or in part, and without premium or penalty, at any time upon prior written notice to the Bank, which notice shall be irrevocable. Except as stated in the Mortgages, any partial prepayment shall be applied against installments of principal in the inverse order of their maturities; provided, however, that in the event that at said time the Borrower is in default under the Mortgages or the other Loan Documents, such option may be exercised only to prepay the Loan in whole. Such prepayments, however, shall not alter or suspend any Obligations of the Borrower under the terms of the Loan Documents, except to the extent that such prepayments result in a credit against payments due and owing as provided herein, and the Borrower shall continue to perform and be responsible for the performance of all terms and conditions thereof.

          8. Payment of the principal of and interest on this Note is secured by a lien upon the Premises pursuant to the Mortgages and is guaranteed by the Guarantor pursuant to the Guaranty.

          9. The Borrower and all other parties who at any time may be liable hereon in any capacity, jointly and severally, waive presentment, demand for payment, protest, notice of protest and notice of dishonor of this Note and authorize the Bank, without notice, to grant extensions in the time of payment of any money owing on this Note.

          10. If this Note is placed in the hands of any attorney for collection, by suit or otherwise, or to enforce its collection, or to protect the security for its payment, the Borrower immediately and without demand will pay all costs of collection and litigation including all reasonable attorney's fees.

          11. Borrower shall establish and maintain a demand deposit account at the Bank from which interest will be debited monthly by the Bank. To the extent funds are sufficient in said account, each payment to be made by Borrower under this Note shall be made by direct debit to such account, and Maker hereby authorizes Bank to so debit such account. In the event that funds in such account are insufficient to make a payment or if the Bank elects not to debit said account for payments under the Note and so informs Maker, principal and interest on this Note are payable by check, subject to collection, or in any coin or currency of the United States of America which, at the time of payment, is legal tender for the payment of public and private debts, at the offices of Enterprise Bank, 490 Boulevard, Kenilworth, New Jersey 07033, or to such other place as the holder of this Note directs.

          12. Notwithstanding any provision contained herein to the contrary, no rate of interest shall be charged which would constitute usury and, in the event such rate is charged, the Borrower shall not be obligated to pay such rate, but instead the interest rate shall be reduced to the maximum amount allowed by law.

          13. The Borrower hereby covenants to be bound by and shall comply with all the Obligations of the Mortgages and the other Loan Documents, all of which shall be construed as one instrument.

          14. The Borrower acknowledges that this Note was executed and is enforceable in the State of New Jersey. The Borrower expressly agrees that this Note and all the terms hereof shall be governed by and construed in accordance with the laws of the State of New Jersey.

          15. The Borrower hereby waives trial by jury in any action or proceeding arising out of or relating in any way to this Note.

          IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered on the date first above written.

WITNESS:

s/ Scott A. Telson	s/ Stephen F. Lombardi

Scott A. Telson	STEPHEN F. LOMBARDI